ATTACHMENT FOR CURRENT FILING OF N-SAR
SUB-ITEM 77C
Income Securities Trust

The Fund held its Annual Meeting of Shareholders on January 20, 2012. The following action was taken by the shareholders:

Proposal: Election of ten (10) Trustees to serve until their respective successors have been duly elected and qualified or such earlier date as required by the By-laws of the Fund. Each nominee was reelected by the Fund’s shareholders and the votes cast with respect to each Trustee are set forth below.

	TOTAL VOTES	TOTAL VOTES
	FOR THE	WITHHELD FROM
	NOMINEE	THE NOMINEE

James F. Carlin	8,992,243	226,058

William H. Cunningham	9,005,105	213,196

Deborah C. Jackson	8,977,909	240,392

Stanley Martin	8,991,221	227,080

Patti McGill Peterson	8,993,893	224,408

Hugh McHaffie	8,993,635	224,666

John A. Moore	8,988,697	229,604

Steven R. Pruchansky	8,980,442	237,859

Gregory A. Russo	9,003,198	215,103

John G. Vrysen	8,989,556	228,745

Subsequent to the Annual Meeting date, Mr. Carlin resigned from the Board.